Exhibit 99.1

RADCOM Reports Fourth Quarter and Full Year 2018 Results

- Cash and Cash Equivalents of $62 million and No Debt

- 8% decrease in year over year revenues due to slower than expected pace of NFV transformations

- Continuing investment in R&D activities to maintain technological leadership in support of expected 5G rollout

TEL AVIV, Israel, Feb. 12, 2019 /PRNewswire/ -- RADCOM Ltd. (NASDAQ: RDCM), today reported its financial results for the fourth quarter and full year ended December 31, 2018.

“During 2018, we delivered successfully on our project commitments while at the same time generating new opportunities,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “Although our results were affected by a slower than expected pace of NFV transformations, and while market conditions continue to affect our visibility into when operators will implement their NFV and 5G plans, we remain confident in the future of NFV and 5G and in our technological leadership, our solutions and strong industry recognition.  As operators begin to roll out 5G networks, RADCOM is well positioned as a leading assurance player for NFV, which will be the foundation for 5G-ready cloud services. The Company continues to invest in R&D activities, supported by our healthy balance sheet, to push our innovative technology forward and continue meeting the needs of our leading customers.  Taking into account market conditions, we are currently providing revenue guidance for 2019 of $28-$32 million.”

Fourth Quarter 2018 Financial Highlights:

●	Revenues: Total revenues for the fourth quarter were $4.0 million, down 62% compared to $10.6 million in the fourth quarter of 2017.

●	Net Income (loss): GAAP net loss for the period was $4.1 million, or $0.30 per diluted share, compared to GAAP net income of $2.3 million, or $0.17 per diluted share for the fourth quarter of 2017.

●	Non-GAAP Net Income (loss): Non-GAAP net loss for the period was $3.7 million, or $0.27 per diluted share, compared to non-GAAP net income of $2.7 million, or $0.21 per diluted share for the fourth quarter of 2017.

●	Balance sheet: As of December 31, 2018, the Company had cash and cash equivalents of $62 million and no debt.

Full Year 2018 Financial Highlights:

●	Revenues: Total revenues for the full year 2018 were $34.1 million, down 8% compared to $37.2 million in the full year 2017.

●	Net Income (loss): GAAP net loss for the full year 2018 was $2.4 million, or $0.18 per diluted share, compared to GAAP net income of $2.9 million, or $0.23 per diluted share for the full year 2017.

●	Non-GAAP Net Income (loss): Non-GAAP net loss for the period was $0.3 million, or $0.02 per diluted share, compared to non-GAAP net income of $5.1 million, or $0.41 per diluted share for the full year 2017.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888-407-2553

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from February 13th on RADCOM’s website.

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility, and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, and provides on-demand functionality that is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued investment in technology to meet the needs of its clients, the expected role of NFV and the Company’s solutions in 5G networks, the Company’s technological leadership or industry recognition, the Company’s pipeline of opportunities, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Revenues	$3,989	$10,631	$34,050	$37,233
Cost of revenues	1,439	2,660	8,866	10,488
Gross profit	2,550	7,971	25,184	26,745
Research and development, gross	4,074	3,055	15,503	10,562
Less - royalty-bearing participation	366	1,132	1,648	1,599
Research and development, net	3,708	1,923	13,855	8,963
Sales and marketing, net	2,701	2,777	11,426	10,996
General and administrative	744	1,042	3,391	4,191
Total operating expenses	7,153	5,742	28,672	24,150
Operating income (loss)	(4,603)	2,229	(3,488)	2,595
Financial income, net	481	64	1,136	389
Income (loss) before taxes on income	(4,122)	2,293	(2,352)	2,984
Taxes on income	(6)	(35)	(63)	(83)
Net income (loss)	$(4,128)	$2,258	$(2,415)	$2,901

Basic net income (loss) per ordinary share	$(0.30)	$0.17	$(0.18)	$0.24
Diluted net income (loss) per ordinary share	$(0.30)	$0.17	$(0.18)	$0.23

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,719,649	13,050,849	13,630,793	12,039,176

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,719,649	13,339,174	13,630,793	12,351,566

RADCOM LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,	Three months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2018	2017	2018	2017
GAAP gross profit	$2,550	$7,971	$25,184	$26,745
Stock-based compensation	10	55	112	189
Non-GAAP gross profit	$2,560	$8,026	$25,296	$26,934

GAAP research and development, net	$3,708	$1,923	$13,855	$8,963
Stock-based compensation	187	134	808	473
Non-GAAP research and development, net	$3,521	$1,789	$13,047	$8,490

GAAP sales and marketing, net	$2,701	$2,777	$11,426	$10,996
Stock-based compensation	115	105	698	499
Non-GAAP sales and marketing, net	$2,586	$2,672	$10,728	$10,497

GAAP general and administrative	$744	$1,042	$3,391	$4,191
Stock-based compensation	101	196	503	1,055
Non-GAAP general and administrative	$643	$846	$2,888	$3,136

GAAP total operating expenses	$7,153	$5,742	$28,672	$24,150
Stock-based compensation	403	435	2,009	2,027
Non-GAAP total operating expenses	$6,750	$5,307	$26,663	$22,123

GAAP operating income (loss)	$(4,603)	$2,229	$(3,488)	$2,595
Stock-based compensation	413	490	2,121	2,216
Non-GAAP operating income (loss)	$(4,190)	$2,719	$(1,367)	$4,811

GAAP income (loss) before taxes on income	$(4,122)	$2,293	$(2,352)	$2,984
Stock-based compensation	413	490	2,121	2,216
Non-GAAP income (loss) before taxes on income	$(3,709)	$2,783	$(231)	$5,200

GAAP net income (loss)	$(4,128)	$2,258	$(2,415)	$2,901
Stock-based compensation	413	490	2,121	2,216
Non-GAAP net income (loss)	$(3,715)	$2,748	$(294)	$5,117

GAAP net income (loss) per diluted share	$(0.30)	$0.17	$(0.18)	$0.23
Stock-based compensation	0.03	0.04	0.16	0.18
Non-GAAP net income (loss) per diluted share	$(0.27)	$0.21	$(0.02)	$0.41
Weighted average number of shares used to compute diluted net income (loss) per share	13,719,649	13,339,174	13,630,793	12,351,566

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	December 31, 2018	December 31, 2017
	(unaudited)
Current Assets
Cash and cash equivalents	$61,988	$22,575
Restricted bank deposit	-	36
Short-term bank deposit	-	40,000
Trade receivables, net	20,381	20,266
Inventories	251	1,199
Other receivables	1,766	2,685
Total Current Assets	84,386	86,761
Severance pay fund	2,967	3,052
Other long-term receivables	346	172
Property and equipment, net	1,832	1,924
Total Assets	$89,531	$91,909

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	$1,559	$1,828
Deferred revenue	266	2,601
Employee and payroll accruals	3,420	4,062
Other payables and accrued expenses	2,281	3,428
Total Current Liabilities	7,526	11,919

Non-Current Liabilities
Deferred revenue	100	21
Accrued severance pay	3,425	3,573
Total Non-Current Liabilities	3,525	3,594
Total Liabilities	$11,051	$15,513

Shareholders’ Equity
Share capital	$643	$628
Additional paid-in capital	135,730	131,491
Accumulated other comprehensive loss	(2,612)	(2,520)
Accumulated deficit	(55,281)	(53,203)
Total Shareholders’ Equity	78,480	76,396
Total Liabilities and Shareholders’ Equity	$89,531	$91,909

For all investor enquiries, please contact:

Investor Relations:
Miri Segal
MS-IR LLC
+1-917-607-8654
msegal@ms-ir.com

Company Contact:
Amir Hai
CFO
+972-77-774-5011
amir.hai@radcom.com

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